Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

Via EDGAR

May 6, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Lulu Cheng

Re:	Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Registration Statement on Form S-3
Filed March 29, 2013; File No. 333-187623

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Depositors” or the “Co-Registrants”) and Ford Credit Floorplan Master Owner Trust A (the “Trust”), and in response to the letter dated April 16, 2013 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submit the following responses, together with Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-3 filed on March 29, 2013.

The numbered paragraphs below set forth your comments in italicized text together with the Co-Registrants’ responses.  The headings and numbers correspond to the headings and numbered paragraphs in your letter.  Page references in the Co-Registrants’ responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you by courier.  Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Co-Registrants.

Registration Statement on Form S-3

Form of Prospectus Supplement

Risk Factors, page S-16

1.                                      We note that you indicate in the “Risk Factors” section of the Prospectus Supplement that the depositors may change certain definitions relating to eligibility criteria or overconcentration, or the reserve account required amount with respect to a series of notes, so long as the rating agency condition has been satisfied.  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.  Please confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  Please also confirm that you plan to file a new registration statement or a post-effective amendment, as applicable, if there are any significant changes to the assets, structural features, credit enhancement or other features.

The referenced statement in “Risk Factors” is not intended to permit fundamental changes to the types of assets or credit enhancement that are described in the prospectus, but rather to acknowledge that the transaction documents permit technical or factual changes to eligibility definitions and changes to the percentages or amounts of credit enhancement upon the satisfaction of the rating agency condition.  We confirm that the base prospectus includes a description of all assets, credit enhancements or other structural features reasonably contemplated to be included in the actual takedown.  We also confirm that we plan to file a new registration statement or a post-effective amendment, as applicable, if there are any significant changes to the assets, structural features, credit enhancement or other features.

Depositors’ Review of Trust Portfolio, page S-52

2.                                      It is not clear whether the receivables originated in a redesignated account will be reassigned to the depositors, or if such receivables may remain in the trust, under what circumstances they may remain in the trust.  We note your statement here that in certain circumstances, receivables originated in an account prior to redesignation may remain in the trust in accordance with the transaction documents.  Please revise here and throughout as appropriate to clarify the treatment of receivables originated in a redesignated account.  Please also clarify how the depositors’ review related to ineligible accounts that remain in the trust.

The redesignation of accounts and the treatment of receivables originated in a redesignated account are described in detail in “Sale of the Receivables — Redesignation of Accounts” (p. 46), and we have revised “Depositors’ Review of Trust Portfolio” to include a cross reference to this section.  Eligible accounts may be redesignated from the Trust from time to time and the related receivables are reassigned to the Depositors.  Ineligible accounts must be redesignated from the Trust and the related receivables are generally reassigned to the Depositors.  However, receivables in certain redesignated “status” accounts that were originated before the account was redesignated may, at the sole option of Ford Motor Credit Company LLC (“Ford Credit”), as servicer (in such capacity, the “Servicer”), remain in the Trust or be reassigned to the related Depositor to the extent that such receivables do not exceed 3.0% of the pool balance on a rolling 12-month basis.  Ford Credit typically causes receivables in redesignated “status” accounts to be reassigned to the Depositors, although they are not required to do so.  If receivables originated in a redesignated “status” account remain in the Trust, the receivables are subject to the same review process as the receivables originated in eligible accounts, specifically including the review and verification of the Status Distribution of the Trust Portfolio table (p. S-29), in each case as  described in “Depositors’ Review of Trust Portfolio” (p. S-52).

3.                                      Please provide a description of the receivable specific information that are systematically verified in the sponsor’s daily validation process.  See Securities Act Rule 193 and Item 1111(a)(7).

The aggregate outstanding principal and non-principal balances of the receivables, which include fees, flat charges, interest and any other non-principal amounts, are derived from the cumulative principal and non-principal payments assessed and paid on such receivables and are systemically verified in Ford Credit’s daily validation process.  The aggregate outstanding principal and non-principal balances and payment transactions for the receivables in Ford Credit’s receivables system are compared against the corresponding information in Ford Credit’s securitization system and any discrepancies in the balances are identified on a daily basis and resolved.  We have revised “Depositors’ Review of Trust Portfolio” to include additional detail on the information that is systematically verified in the daily validation process.

4.                                      Please revise to provide an understanding of whether sampling was used in the depositors’ review process related to the disclosure regarding the assets.  If sampling was used, please revise to disclose the size of the sample and the criteria used to select the assets sampled.  Refer to Instructions to Item 1111(a)(7) of Regulation AB.

We have revised “Depositors’ Review of Trust Portfolio” to clarify that the Depositors’ review process for the assets covers the entire portfolio of dealer floorplan receivables in the Trust, and not just a sample of such receivables.

Form of Prospectus

Ford Credit’s Dealer Floorplan Financing Business — Servicing and Dealer Relations — Dealer Status, page 26

5.                                      Please include a description of the exceptions to, and deviations from, the underwriting criteria used to originate or purchase the pool assets with respect to accounts that are classified as status.  Refer to Item 1111(a)(8) of Regulation AB (requiring information regarding assets that deviate from the disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets).  Please revise or advise why no disclosure is warranted.

There are no exceptions to or deviations from the underwriting criteria used to originate or purchase the pool assets with respect to accounts that are classified as “status” (or otherwise) to disclose under Item 1111(a)(8) of Regulation AB.  Ford Credit does not consider its dealer floorplan underwriting or credit review process to include the concept of exceptions to underwriting guidelines, as contemplated in Item 1111(a)(8).  As disclosed in the prospectus, Ford Credit does not make underwriting decisions based on any fixed set of objective benchmarks or other criteria.  The underwriting or credit review is performed at the dealer or account level (not the receivable level) and that process is described in “Ford Credit’s Dealer Floorplan Financing Business — Origination and Underwriting — Credit Underwriting and Review Process” (pp. 22-23).  After a dealer is approved for financing, the dealer is subject to regular monitoring, or what could be considered continuous underwriting, that includes periodic credit reviews, generally at least on an annual basis, and which may lead to Ford Credit declaring the dealer as “status” (pp. 25-26).  On the first day of the month following the month in which an account has been declared “status,” the account is removed from the Trust and no new receivables originated under such account are transferred to the Trust.   However, the existing receivables in a “status” account, including the receivables originated from “status” declaration through the redesignation date, may remain in the Trust at Ford Credit’s discretion, although Ford Credit typically causes them to be reassigned to the Depositors (p. 46).  Any receivables in “status” accounts that remain in the Trust after the account has been redesignated will be disclosed in the Trust portfolio data in the prospectus supplement (p. S-29).  Most “status” accounts are resolved quickly and Ford Credit may continue to provide financing to the dealer through the “status” resolution process in accordance with its usual and customary business practices.  For these reasons, we do not consider these accounts or receivables to be exceptions to underwriting guidelines, and consequently, do not believe further disclosure is warranted under Item 1111(a)(8) of Regulation AB.

6.                                      We note your disclosure that the depositors are not required to remove a status account and your disclosure here regarding the options that Ford Credit may take with respect to a status account.  It is not clear, however, what is the servicer’s process in handling a status account.  Refer to Items 1108(a), (c)(5) and (c)(6) of Regulation AB.

An account that has been declared “status” by reason of (a) the dealer’s failure to make any principal or interest payments when due or (b) the dealer’s bankruptcy or dissolution, is considered an ineligible account and the related Depositor must redesignate or remove that account from the Trust as described in “Sale of the Receivables — Eligible Accounts — Ineligible Accounts” (pp. 42 and 46).  However, the existing receivables in such ineligible account may remain in the trust notwithstanding the removal of the account (p. 46), although Ford Credit typically causes such receivables to be reassigned to the Depositors.  Any receivables in “status” accounts that remain in the Trust will be disclosed in the Trust portfolio data in the prospectus supplement (p. S-29).

When a dealer account is classified as “status,” Ford Credit generally makes contact with the dealer and works with the dealer to resolve the circumstances that led to the “status” classification.  Because each dealer is different, and the circumstances of the

“status” can vary, Ford Credit determines the actions it will take, as described in “Ford Credit’s Dealer Floorplan Financing Business — Servicing and Dealer Relations — Dealer Status” (p. 26), on a case by case basis, including whether or not to extend further financing.  If a loss appears imminent, Ford Credit will take appropriate action to minimize a loss and attempt to liquidate the collateral prior to charging-off any remaining amounts as uncollectible (p. 26).  We have reviewed Items 1108(a), (c)(5) and (c)(6) of Regulation AB and believe that the existing disclosure addresses all of the elements of these Items that are material to the servicer’s process and potential cash flows from the Trust assets, and therefore we believe that no additional disclosure is required.

Servicing the Receivables — Servicing Duties, page 47

7.                                      We note that servicer is responsible for administering delinquencies, defaults and charge-offs.  Please tell us and revise to clarify how the servicer determines when an asset is considered delinquent.  To the extent your delinquency determinations relate to dealer status determinations, please so clarify how they relate.

We have revised “Servicing the Receivables — Servicing Duties” to clarify that the servicer administers processing days violations, payment and other defaults, “status” accounts and charge-offs.  Unlike automobile retail installment sales contracts, dealer floorplan receivables do not have scheduled payments of principal or scheduled maturity dates.  Instead, they are payable either on demand or following the sale of the related vehicle by the dealer, and only interest and administrative charges are payable each month.  Moreover, a single dealer floorplan finance account may have hundreds of individual receivables outstanding at any one time, and a dealer will typically payoff many receivables, and originate many new receivables, in its account each month, often on a daily basis.  As a result of the large number of receivables in each dealer account and the large volume of payment activity each period, traditional delinquency information is not particularly relevant because Ford Credit typically reviews dealer payment activity on a daily and monthly basis, and takes action to obtain payment from the dealer well before a receivable becomes 30 days past due, as described in “The Sponsor and Servicer — Servicing and Dealer Relations — Dealer Monitoring” (p. 25).  In Ford Credit’s dealer floorplan finance program, the failure of a dealer to make any required payments when due under the floorplan financing agreement, if not cured promptly, will generally result in the dealer account being declared “status,” as described in “The Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status” (p. 26).  Following a “status” declaration, the account is redesignated or removed from the trust and no new receivables originated under that account will be transferred to the Trust after redesignation, as described in “Description of the Agreements — Redesignation of Accounts” (p. 46).

Item 16 — Exhibits, page -13

8.                                      We note that Exhibit 5.1 (Opinion of Katten Muchin Rosenman LLP with respect to legality) and Exhibit 8.1 (Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters) have been incorporated by reference to the Registration Statement on Form S-3 filed on January 28, 2011.  An updated legality opinion and an updated opinion on tax matters must be filed as exhibits to the current Registration Statement (or an amendment thereto) before it becomes effective.  Please refer to Items 601(b)(5)(i) and 608(b)(8) of Regulation S-K, and the Commission’s Staff Legal Bulletin No. 19 (CF).  Please revise your filing or confirm that you plan to include the opinions in a pre-effective amendment.

We have attached an updated legality opinion and an updated opinion on tax matters to Amendment No. 1.

Item 17 — Undertakings, page II-15

9.                                      We note that you have included Item 512(l) of Regulation S-K in the Registration Statement.  The accommodation that allows certain information to be provided on an Internet website applies only to filings with respect to asset-backed securities filed on or before June 30, 2012.  See Rule 312 of Regulation S-T.  Please revise your filing.

We have revised our registration statement as requested.

*  *  *  *

Please call me at (313) 594-9876 if you have any questions about our response letter and revised submission.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Joseph P. Topolski, Katten Muchin Rosenman LLP